Filed Pursuant to Rule 424(b)(4)
                                                 Registration Nos. 333-121202
                                                                   333-121202-01
                                                                   333-121202-02
                                                                   333-121202-03
                                                                   333-121202-04

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JANUARY 12, 2005)

                                  $250,000,000

                                   (GPC LOGO)
                          SERIES X 5.70% SENIOR NOTES
                              DUE JANUARY 15, 2045

                          ---------------------------

    The Series X Senior Notes bear interest at the rate of 5.70% per year. Interest on the Series X Senior Notes is payable quarterly on January 15, April 15, July 15 and October 15 of each year, beginning April 15, 2005. The Series X Senior Notes will mature on January 15, 2045. The Series X Senior Notes are redeemable as described in this Prospectus Supplement. The Series X Senior Notes do not have the benefit of any sinking fund.

    The Series X Senior Notes are unsecured obligations of Georgia Power Company and rank equally with all of Georgia Power Company's other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured debt of Georgia Power Company, to the extent of the assets securing such debt. The Series X Senior Notes will be issued only in registered form in denominations of $25 and any integral multiple thereof.

    Payments of principal of and interest on the Series X Senior Notes when due will be insured by a financial guaranty insurance policy to be issued by Ambac Assurance Corporation simultaneously with the delivery of the Series X Senior Notes.

                                  (AMBAC LOGO)

     SEE "RISK FACTORS" ON PAGE S-3 FOR A DESCRIPTION OF CERTAIN RISKS RELATED TO THE PURCHASE OF THE SERIES X SENIOR NOTES.

    Application will be made to list the Series X Senior Notes on the New York Stock Exchange. If approved, Georgia Power Company expects trading of the Series X Senior Notes to begin within 30 days after the Series X Senior Notes are first issued.

                                                                  PER
                                                               SERIES X
                                                              SENIOR NOTE      TOTAL
                                                              -----------   ------------
Public Offering Price(1)....................................    100.00%     $250,000,000
Underwriting Discounts......................................      3.15%     $  7,875,000
Proceeds, before expenses, to Georgia Power Company(1)......     96.85%     $242,125,000

(1) The public offering price set forth above does not include accrued interest, if any. Interest on the Series X Senior Notes will accrue from the date the Series X Senior Notes are issued.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    It is expected that the Series X Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about January 20, 2005.

                          Joint Book-Running Managers

CITIGROUP                                                         MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC
                       MERRILL LYNCH & CO.
                                            UBS INVESTMENT BANK
                                                            WACHOVIA SECURITIES

                          ---------------------------

          The date of this Prospectus Supplement is January 13, 2005.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not, and the Underwriters have not, authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

     The Company is offering to sell the Series X Senior Notes only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than its respective date.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                       PROSPECTUS SUPPLEMENT
Risk Factors................................................    S-3
The Company.................................................    S-3
Selected Financial Information..............................    S-3
Use of Proceeds.............................................    S-4
Recent Developments.........................................    S-4
Description of the Series X Senior Notes....................    S-5
The Policy and the Insurer..................................    S-8
Ratings.....................................................   S-11
Underwriting................................................   S-12
Experts.....................................................   S-13
Appendix A -- Form of Policy................................    A-1

                            PROSPECTUS
About this Prospectus.......................................      2
Risk Factors................................................      2
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      3
Georgia Power Company.......................................      3
Selected Information........................................      4
The Trusts..................................................      4
Accounting Treatment of the Trusts..........................      5
Use of Proceeds.............................................      5
Description of the New Stock................................      5
Description of the Senior Notes.............................      7
Description of the Junior Subordinated Notes................     10
Description of the Preferred Securities.....................     16
Description of the Guarantees...............................     16
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................     19
Plan of Distribution........................................     20
Legal Matters...............................................     21
Experts.....................................................     21

                                  RISK FACTORS

     Investing in the Series X Senior Notes involves risk. Please see the risk factors in Georgia Power Company's Annual Report on Form 10-K for the year ended December 31, 2003, along with disclosure related to the risk factors contained in Georgia Power Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, which are all incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Georgia Power Company or that Georgia Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series X Senior Notes.

                                  THE COMPANY

     Georgia Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial information for the years ended December 31, 1999 through December 31, 2003 has been derived from the Company's audited financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial information for the nine months ended September 30, 2004 has been derived from the Company's unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                          NINE MONTHS
                                                     YEAR ENDED DECEMBER 31,                 ENDED
                                            ------------------------------------------   SEPTEMBER 30,
                                             1999     2000     2001     2002     2003       2004(1)
                                            ------   ------   ------   ------   ------   -------------
                                                            (MILLIONS, EXCEPT RATIOS)
Operating Revenues........................  $4,457   $4,871   $4,966   $4,822   $4,914      $4,134
Earnings Before Income Taxes..............     895      921      974      976      998         931
Net Income After Dividends on Preferred
  Stock...................................     541      559      610      618      630         587
Ratio of Earnings to Fixed Charges(2).....    4.26     4.14     4.79     5.07     5.01        5.91

                                                                   CAPITALIZATION
                                                              AS OF SEPTEMBER 30, 2004
                                                              -------------------------
                                                              ACTUAL    AS ADJUSTED(3)
                                                              ------   ----------------
                                                                  (MILLIONS, EXCEPT
                                                                    PERCENTAGES)
Common Stock Equity.........................................  $4,931   $ 4,967    49.4%
Cumulative Preferred Stock..................................      15        15     0.1
Senior Notes................................................   2,100     2,350    23.4
Long-Term Debt Payable to Affiliated Trusts.................     969       969     9.6
Other Long-Term Debt........................................   1,760     1,760    17.5
                                                              ------   -------   -----
          Total, excluding amounts due within one year of
            $302 million....................................  $9,775   $10,061   100.0%
                                                              ======   =======   =====

---------------

(1) Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2004 do not necessarily indicate operating results for the entire year.
(2) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Income Taxes" "Interest expense, net of amounts capitalized," "Interest expense to affiliate trusts," "Distributions on mandatorily redeemable preferred securities" and the debt portion of allowance for funds used during construction, and (ii) "Fixed Charges" consist of "Interest expense, net of amounts capitalized," "Interest expense to affiliate trusts," "Distributions on mandatorily redeemable preferred securities" and the debt portion of allowance for funds used during construction.
(3) Reflects (i) the reduction of capital of $2,000,000 in October 2004 related to consolidated tax savings actualizations and an increase in capital of $38,000,000 in December 2004 related to contributions from Southern and (ii) the issuance of the Series X Senior Notes offered hereby and the application of the use of proceeds as described herein.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series X Senior Notes will be applied by the Company to repay at maturity in February 2005 the $250,000,000 outstanding principal amount of its Series L Floating Rate Senior Notes due February 18, 2005.

                              RECENT DEVELOPMENTS

     See MANAGEMENT'S DISCUSSION AND ANALYSIS -- RESULTS OF OPERATIONS -- "Future Earnings Potential -- Environmental Matters -- Plant Wansley Environmental Litigation" of the Company in Item 7 and Note 3 to the financial statements of the Company under "Plant Wansley Environmental Litigation" in Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and MANAGEMENT'S DISCUSSION AND ANALYSIS -- RESULTS OF
OPERATIONS -- "Future Earnings Potential -- Environmental Matters -- New Source Review Actions and Plant Wansley Environmental Litigation" of the Company and Note (B) to the condensed financial statements of the Company in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 for information on the Plant Wansley environmental litigation. On December 14, 2004, the U.S. District Court for the Northern District of Georgia entered its order on cross motions for summary judgment on the remaining counts in the action. With respect to the alleged violations of the opacity standard at the coal units, the court held that plaintiffs were entitled to summary judgment for the majority of the incidents. With respect to the alleged violations of the permit provision that requires the combined cycle units to operate above certain levels, the court held that the Company was entitled to summary judgment on the majority of the incidents. The Company is seeking an appeal of portions of the court's order. While the Company believes that it has complied with applicable laws and regulations, an adverse outcome on the appeal could require payment of substantial penalties. The court will hold a separate remedy phase with respect to the action which will address civil penalties and possible injunctive relief requested by the plaintiffs. The ultimate outcome of this matter cannot currently be determined.

                    DESCRIPTION OF THE SERIES X SENIOR NOTES

     Set forth below is a description of the specific terms of the Series X 5.70% Senior Notes due January 15, 2045 (the "Series X Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series X Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series X Senior Notes will initially be issued in the aggregate principal amount of $250,000,000. The Company may, without the consent of the holders of the Series X Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms, including the benefit of an insurance policy, as the Series X Senior Notes (except for the issue price and issue date). Any additional notes having such similar terms, together with the Series X Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The entire principal amount of the Series X Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on January 15, 2045. The Series X Senior Notes are not subject to any sinking fund provision. The Series X Senior Notes are available for purchase in denominations of $25 and any integral multiple thereof.

INTEREST

     Each Series X Senior Note shall bear interest at the rate of 5.70% per year (the "Securities Rate") from the date of original issuance, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (each, an "Interest Payment Date") to the person in whose name such Series X Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date (whether or not a Business Day). The initial Interest Payment Date is April 15, 2005. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series X Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. "Business Day" means a day other than (i) a Saturday or Sunday,
(ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

SPECIAL INSURANCE PROVISIONS OF THE SENIOR NOTE INDENTURE

     Subject to the provisions of the Senior Note Indenture, so long as the Insurer (as defined below) is not in default under the Policy (as defined below), the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Series X Senior Notes upon the occurrence and continuation of an Event of Default (as defined in the Senior
Note Indenture).

RANKING

     The Series X Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking equally with all other unsecured and unsubordinated obligations of the Company. The Series X Senior Notes will be effectively subordinated to all secured debt of the Company, to the extent of the assets securing such debt, which aggregated approximately $78,000,000 outstanding at September 30, 2004. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

TRADING CHARACTERISTICS

     The Series X Senior Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the Series X Senior Notes that is not included in the trading price thereof. Any portion of the trading price of a Series X Senior Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Series X Senior Note.

     The trading price of the Series X Senior Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Series X Senior Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Series X Senior Notes, although any increase will be moderated by the Company's ability to call the Series X Senior Notes at any time on or after January 20, 2010.

OPTIONAL REDEMPTION

     The Company shall have the right to redeem the Series X Senior Notes, in whole or in part, without premium, from time to time, on or after January 20, 2010, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "Redemption Price") equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon to the date of redemption (the "Redemption Date").

     If notice of redemption is given as aforesaid, the Series X Senior Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Series X Senior Notes shall cease to bear interest. If any Series X Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series X Senior Notes by tender, in the open market or by private agreement.

MANDATORY REDEMPTION

     In the event that (a) the Company issues, assumes, permits to exist or guarantees any indebtedness secured by any mortgage, security interest, pledge or lien of or upon any Principal Property of the Company, whether owned at the date of the Insurance Agreement between the Company and the Insurer pursuant to which the Insurer will issue the Policy (the "Insurance Agreement") or thereafter acquired, in an aggregate amount at any one time outstanding during the term of the Insurance Agreement in excess of $500,000,000 without in any such case effectively securing the obligations of the Company under the Insurance Agreement equally and ratably with such indebtedness, (b) the Company reorganizes or transfers a substantial portion of the Company's assets and the Company's obligations under the Series X Senior Notes, the Senior Note Indenture and the Insurance Agreement are not assumed by, and do not become direct and primary obligations of, a regulated utility company, or (c) the Company fails to make, when due, any premium payment required under the Insurance Agreement and such failure continues beyond the applicable cure period, then, unless the Insurer consents to such issuance, assumption, existence or guarantee, transaction or nonpayment, the Company must redeem the Series X Senior Notes prior to the stated maturity date, in whole, upon not less than 30 days' nor more than 60 days' notice at a redemption price equal to (i) 102% of the principal amount to be redeemed plus accrued and unpaid interest to the Redemption Date if the Redemption Date is prior to January 20, 2010 or (ii) the Redemption Price if the Redemption Date is on or after January 20, 2010. "Principal Property" means tangible property, plant and equipment required or utilized primarily and directly for the generation, transmission or distribution of electricity, such as generation plants and transmission and distribution lines.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depository for the Series X Senior Notes. The Series X Senior Notes will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global Series X Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series X Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its Participants deposit with DTC. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission (the "Commission"). More information about DTC can be found at www.dtcc.com.

     Purchases of Series X Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series X Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series X Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series X Senior Notes. Transfers of ownership interests in the Series X Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series X Senior Notes, except in the event that use of the book-entry system for the Series X Senior Notes is discontinued.

     To facilitate subsequent transfers, all Series X Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series X Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series X Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series X Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series X Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series X Senior Notes in accordance with its procedures.

     Although voting with respect to the Series X Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Series X Senior Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series X Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series X Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series X Senior Note will not be entitled to receive physical delivery of Series X Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series X Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series X Senior Note.

     DTC may discontinue providing its services as securities depository with respect to the Series X Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series X Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository) with respect to the Series X Senior Notes. The Company understands, however, that under current industry practices, DTC would notify its Direct or Indirect Participants of the Company's decision but will only withdraw beneficial interests from a global Series X Senior Note at the request of each Direct or Indirect Participant. In that event, certificates for the Series X Senior Notes will be printed and delivered to the applicable Direct or Indirect Participant.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                           THE POLICY AND THE INSURER

     The following information has been furnished by Ambac Assurance Corporation (the "Insurer") for use in this Prospectus Supplement. Reference is made to Appendix A for a specimen of the Policy to be issued by the Insurer. No representation is made by the Company or any Underwriter as to the accuracy or completeness of any such information.

THE POLICY

     The Insurer and the Company will enter into the Insurance Agreement pursuant to which the Insurer will issue a financial guaranty insurance policy relating to the Series X Senior Notes (the "Policy"), the form of which is attached to this Prospectus Supplement as Appendix A. The following summary of the terms of the Policy does not purport to be complete and is qualified in its entirety by reference to the Policy.

     The Insurer has made a commitment to issue the Policy effective as of the date of issuance of the Series X Senior Notes. Under the terms of the Policy, the Insurer will pay to The Bank of New York, in New York, New York, or any successor thereto (the "Insurance Trustee") that portion of the principal of and interest on the Series X Senior Notes which shall become Due for Payment but shall be unpaid by reason of Nonpayment (as such terms are defined in the Policy) by the Company. The Insurer will make such payments to the Insurance Trustee on the later of the date on which such principal and interest becomes Due for Payment or within one business day following the date on which the Insurer shall have received notice of Nonpayment from the Senior Note Indenture Trustee. The insurance will extend for the term of the Series X Senior Notes and, once issued, cannot be canceled by the Insurer.

     The Policy will insure payment only on the stated maturity date, in the case of principal, and on interest payment dates, in the case of interest. If the Series X Senior Notes become subject to mandatory redemption and insufficient funds are available for redemption of all outstanding Series X Senior Notes, the Insurer will remain obligated to pay principal of and interest on outstanding Series X Senior Notes on the originally scheduled interest and principal payment dates. In the event of any acceleration of the principal of the Series X Senior Notes, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

     In the event the Senior Note Indenture Trustee has notice that any payment of principal of or interest on a Series X Senior Note which has become Due for Payment and which is made to a holder by or on behalf of the Company has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available.

     The Policy does NOT insure any risk other than Nonpayment, as defined in the Policy. Specifically, the Policy does NOT cover:

     1. payment on acceleration, as a result of a call for redemption or as a result of any other advancement of maturity.

     2. payment of any redemption, prepayment or acceleration premium.

     3. nonpayment of principal or interest caused by the insolvency or negligence of the Senior Note Indenture Trustee.

     If it becomes necessary to call upon the Policy, payment of principal requires surrender of Series X Senior Notes to the Insurance Trustee together with an appropriate instrument of assignment so as to permit ownership of such Series X Senior Notes to be registered in the name of the Insurer to the extent of the payment under the Policy. Payment of interest pursuant to the Policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder's right to payment to the Insurer.

     Upon payment of the insurance benefits and to the extent the Insurer makes payments of principal of or interest on the Series X Senior Notes, the Insurer will become the owner of such Series X Senior Note or the right to payment of principal or interest on such Series X Senior Note and will be fully subrogated to the surrendering holder's rights to payment.

THE INSURER

     The Insurer is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Territory of Guam and the U.S. Virgin Islands. The

Insurer primarily insures newly-issued municipal and structured finance obligations. The Insurer is a wholly-owned subsidiary of Ambac Financial Group, Inc. (formerly, AMBAC, Inc.), a 100% publicly-held company. Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") and Fitch Ratings have each assigned a triple-A financial strength rating to the Insurer.

     The consolidated financial statements of the Insurer and subsidiaries as of December 31, 2003 and December 31, 2002 and for each of the years in the three-year period ended December 31, 2003, prepared in accordance with accounting principles generally accepted in the United States of America, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc. (which was filed with the Commission on March 15, 2004; Commission File No. 1-10777); the unaudited consolidated financial statements of the Insurer and subsidiaries as of March 31, 2004 and for the periods ended March 31, 2004 and March 31, 2003 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended March 31, 2004 (which was filed with the Commission on May 10, 2004); the unaudited consolidated financial statements of the Insurer and subsidiaries as of June 30, 2004 and for the three and six month periods ended June 30, 2004 and June 30, 2003 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended June 30, 2004 (which was filed with the Commission on August 9, 2004); the unaudited consolidated financial statements of the Insurer and subsidiaries as of September 30, 2004 and for the three and nine month periods ended September 30, 2004 and September 30, 2003 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended September 30, 2004 (which was filed with the Commission on November 9, 2004) and the Current Reports on Form 8-K filed with the Commission on April 22, 2004, July 22, 2004, August 20, 2004, October 20, 2004 and November 12, 2004 as they relate to the Insurer are hereby incorporated by reference into this Prospectus Supplement and shall be deemed to be a part hereof. Any statement contained in a document incorporated herein by reference shall be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein by reference herein also modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     All consolidated financial statements of the Insurer and subsidiaries included in documents filed by Ambac Financial Group, Inc. with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Series X Senior Notes shall be deemed to be incorporated by reference in this Prospectus Supplement and to be a part hereof from the respective dates of filing such consolidated financial statements.

     The following table sets forth the capitalization of the Insurer as of December 31, 2002, December 31, 2003 and September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

                  AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED CAPITALIZATION TABLE
                             (DOLLARS IN MILLIONS)

                                                                                          SEPTEMBER 30,
                                                                                              2004
                                                  DECEMBER 31, 2002   DECEMBER 31, 2003    (UNAUDITED)
                                                  -----------------   -----------------   -------------
Unearned premiums...............................       $2,137              $2,553            $ 2,736
Notes payable to affiliates.....................          111                  84                 13
Other liabilities...............................        1,865               2,197              2,167
                                                       ------              ------            -------
Total liabilities...............................        4,113               4,834              4,916
                                                       ------              ------            -------
Stockholder's equity
  Common stock..................................           82                  82                 82
  Additional paid-in capital....................          920               1,144              1,179
  Accumulated other comprehensive income........          231                 243                234
  Retained earnings.............................        2,849               3,430              3,921
                                                       ------              ------            -------
Total stockholder's equity......................        4,082               4,899              5,416
                                                       ------              ------            -------
Total liabilities and stockholder's equity......       $8,195              $9,733            $10,332
                                                       ======              ======            =======

     For additional financial information concerning the Insurer, see the audited consolidated financial statements of the Insurer incorporated by reference herein. Copies of the consolidated financial statements of the Insurer incorporated by reference and copies of the Insurer's annual statement for the year ended December 31, 2003 prepared on the basis of accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance are available without charge from the Insurer. The address of the Insurer's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York 10004 and (212) 668-0340.

                                    RATINGS

     It is anticipated that S&P and Moody's will assign the Series X Senior Notes the ratings of "AAA" and "Aaa", respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Series X Senior Notes of the Policy, insuring the timely payment of the principal of and interest on the Series X Senior Notes. Such ratings reflect only the views of such ratings agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses:
Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; and Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither the Company nor any Underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Series X Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Series X Senior Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters severally has agreed to purchase from the Company the principal amount of the Series X Senior Notes set forth opposite its name below:

                                                                PRINCIPAL
                                                                AMOUNT OF
                                                             SERIES X SENIOR
NAME                                                              NOTES
----                                                         ---------------
Citigroup Global Markets Inc. .............................   $ 41,750,000
Morgan Stanley & Co. Incorporated..........................     41,750,000
Banc of America Securities LLC.............................     41,625,000
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated....................................     41,625,000
UBS Securities LLC.........................................     41,625,000
Wachovia Capital Markets, LLC..............................     41,625,000
                                                              ------------
          Total............................................   $250,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series X Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Series X Senior Notes if any are taken.

     The Underwriters propose initially to offer the Series X Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $0.50 per Series X Senior Note. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.45 per Series X Senior Note to certain other dealers. After the initial public offering, the public offering price, selling concession and discount may be changed.

     Prior to this offering, there has been no public market for the Series X Senior Notes. The Senior X Senior Notes are expected to be approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance. Trading of the Series X Senior Notes on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series X Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series X Senior Notes prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series X Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed, during the period of 15 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any Series X Senior Notes, any security convertible into or exchangeable into or exercisable for Series X Senior Notes or any debt securities substantially similar to the Series X Senior Notes (except for the Series X Senior Notes issued pursuant to the Underwriting Agreement), without the prior written consent of the Underwriters. The Underwriters agreed that commercial paper or other debt securities with scheduled maturities of less than one year are not subject to this restriction.

     The Company estimates that it will incur offering expenses of approximately $1,945,000, which includes the initial premium for the Policy.

     In connection with the offering, the Underwriters may purchase and sell the Series X Senior Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Series X Senior Notes and syndicate short positions involve the sale by the Underwriters of a greater number of Series X Senior Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Series X Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Series X Senior Notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     It is expected that the delivery of the Series X Senior Notes will be made on the date specified on the cover page of this Prospectus Supplement which will be the fourth business day following the date of this Prospectus Supplement. Under Rule 15c6-1 of the Commission under the 1934 Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Series X Senior Notes on the date of this Prospectus Supplement will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisor.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters and their affiliates engage in transactions with and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, are incorporated by reference in this prospectus supplement and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in this prospectus supplement, and in the registration statement upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP refers to changes, in 2003, in Ambac Assurance Corporation's method of accounting for variable interest entities and stock-based compensation.

                                   APPENDIX A

                                 FORM OF POLICY

[AMBAC Logo]
Financial Guaranty Insurance Policy         Ambac Assurance Corporation
                                            One State Street Plaza, 15th Floor
                                            New York, New York 10004
                                            Telephone: (212) 668-0340

Obligor:                                    Policy Number:

Obligations:                                Premium:



Ambac Assurance Corporation (Ambac), a Wisconsin stock insurance corporation, in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to The Bank of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Holders, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

Ambac will make such payments to the Insurance Trustee within one (1) business day following written notification to Ambac of Nonpayment. Upon a Holder's presentation and surrender to the Insurance Trustee of such unpaid Obligations or related coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Holder the amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and/or coupons and shall be fully subrogated to all of the Holder's rights to payment thereon.

In cases where the Obligations are issued in registered form, the Insurance Trustee shall disburse principal to a Holder only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee duly executed by the Holder or such Holder's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. The Insurance Trustee shall disburse interest to a Holder of a registered Obligation only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee, duly executed by the Holder or such Holder's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Holders' rights to payment on registered Obligations to the extent of any insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to a Holder by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Holder will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term "Holder" means any person other than (i) the Obligor or
(ii) any person whose obligations constitute the underlying security or source of payment for the Obligations who, at the time of Nonpayment, is the owner of an Obligation or of a coupon relating to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the scheduled maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the scheduled date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the trustee or paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.

                            [CORPORATE SEAL GRAPHIC]

[SIGNATURE]                                                [SIGNATURE]
 President                                                  Secretary

Effective Date:                          Authorized Representative

                                                [SIGNATURE]
                                   Authorized Officer of Insurance Trustee


THE BANK OF NEW YORK acknowledges that
it has agreed to perform the duties of
Insurance Trustee under this Policy.

Form No.: 2B-0012 (1/01)

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                                  $250,000,000

                                   (GPC LOGO)

                          SERIES X 5.70% SENIOR NOTES
                              DUE JANUARY 15, 2045

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT
                                JANUARY 13, 2005

                      ------------------------------------

                                   CITIGROUP
                                 MORGAN STANLEY
                         BANC OF AMERICA SECURITIES LLC
                              MERRILL LYNCH & CO.
                              UBS INVESTMENT BANK
                              WACHOVIA SECURITIES

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